VERISIGN, INC.

EXHIBIT 21.01

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Legal Name	Jurisdiction of Incorporation	Percentage of Ownership
VeriSign Japan K.K	Japan	50.5%
SecureIT, Inc.	Georgia	100%
VeriSign AB	Sweden	100%
Thawte Holdings (Pty) Ltd.	South Africa	100%
Thawte USA, Inc.	North Carolina	100%
Signio, Inc.	California	100%